

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 19, 2016

Clyde Hosein
Chief Financial Officer
RingCentral, Inc.
20 Davis Drive
Belmont, California 94002

      Re: RingCentral, Inc.
              Form for the fiscal year ended December 31, 2015
              Filed February 29, 2016
              File No. 001-36089

Dear Mr. Hosein:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Stephen Krikorian

                       Stephen Krikorian
                       Accounting Branch Chief
                       Office of Information Technologies
                       and Services